Exhibit 4.17

English Summary of the Royalty Buyout Agreement by and among AudioCodes Ltd., AudioCodes Development Ltd., and the Israel National Authority for Technology and Innovation, dated November 25, 2019

1.	AudioCodes Ltd. and one of its Israeli subsidiaries, AudioCodes Development Ltd. (together, the “Company”) agree to pay a total amount of $31,178,000[1] to the Israel National Authority for Technology and Innovation in consideration for the elimination of all royalty obligations of the Company related to the Company’s future revenues with respect to grants received to date by the Company from the Israel National Authority for Technology and Innovation.

2.	The aforesaid payment amount in Section 1 above shall be paid annually, in 3 equal installments.

The first installment shall be paid by no later than December 5, 2019, the second installment shall be paid by no later than December 5, 2020 and third installment shall be paid by no later than December 5, 2021.

1 The actual installment payable in 2020 and 2021 is linked to the New Israeli Shekel and bears interest.